Exhibit 99.14
DISCLAIMER
IMPORTANT: You must read the following disclaimer before continuing. You are advised to read this disclaimer carefully before reading, accessing or making any other use of the attached document. In accessing this electronic transmission and the attached document, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access. You acknowledge that the delivery of this electronic transmission and the attached document is confidential and intended for you only, and you agree you will not forward, reproduce or publish this electronic transmission or the attached document to any other person.
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No representation or warranty, express or implied, is made or given by or on behalf of Polymetal International plc (the “Company”), or JSC Polymetal or any of its subsidiary undertakings, or any of such person’s directors, officers or employees, or any other person, as to the accuracy, completeness or fairness of the information or opinions contained in this document and, save as expressly set out below, no responsibility or liability is assumed for any such information or opinions.
Corrections to the
Additional Information Document
This document contains corrections and additions to the Additional Information Document dated 30 September 2011 which comprises information in relation to the Company, PMTL Holding Limited, JSC Polymetal and its subsidiaries (the “Additional Information Document”). This document should be read in conjunction with the Additional Information Document and it contents shall be deemed to be incorporated into the Additional Information Document. Terms defined in the Additional Information Document have the same meanings when used in this document.
The Directors, whose names appear on page 112 of the Additional Information Document, and the Company, are responsible for the information given in this document. The Directors and the Company declare that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.
DATED 18 OCTOBER 2011

Corrections
The following matters were incorrectly stated in the Additional Information Document. The corrected information is set out below.
Budgeted capital expenditure
The Group’s budgeted capital expenditure for the years ending 31 December 2011, 31 December 2012 and 31 December 2013 is US$335 million, US$188 million and US$114 million, respectively. These budgeted capital expenditures are expected to be spent on investment projects (primarily the Amursk POX plant and Mayskoye), exploration (approximately US$170 million), maintenance, underground development and other spending (approximately US$230 million).
Co-product gold equivalent cash costs1
The Group’s co-product gold equivalent cash cost (per ounce of gold equivalent sold) for the year ended 31 December 2009 is US$477 (US GAAP) (unaudited) or US$466 (IFRS) (unaudited).
Annual gold equivalent production and annual compound growth rate
JSC Polymetal has increased its annual gold equivalent production of gold, silver and copper from 333 Koz of AuEq in 2003 to 753 Koz of AuEq in 2010, a compound annual growth rate of 11 per cent.
Resource base
As of 1 July 2011, JSC Polymetal’s resource base included 15.0 Moz of proven and probable gold, silver and copper reserves (in gold equivalent ounces) according to the JORC Code, and 13.5 Moz of gold, silver and copper resources (in gold equivalent ounces) classified as measured, indicated and inferred according to the JORC Code.
Processing at Albazino
Currently, the facility at Albazino processes mostly oxidised and transitional ores which has resulted in a recovery of approximately 65 per cent.
Resources at Khakanja
Resources in addition to reserves at the Group’s Khakanja deposit were estimated as at 1 July 2011 at 1.0 Mt of mineralised material grading 2.6 g/t gold and 168.1 g/t silver (5.4 g/t gold equivalent) for 0.1 Moz of contained gold and 5.3 Moz of contained silver (0.2 Moz of gold equivalent) according to the JORC Code.

1	Co-product gold equivalent cash costs are not defined by US GAAP or IFRS. The co-product gold equivalent cash costs are described as US GAAP or IFRS. This relates to the underlying financial information from which these measures were derived.

Omitted Information
Statements concerning the following matters were omitted from the Additional Information Document.
Compliance with licences
In addition to the breaches disclosed in the Additional Information Document:
The Group has formally breached the following conditions: (i) submission of proposals for underground mining at Arylakh by 31 December 2010; (ii) reaching the statutory designed mining rate at Goltsovoye by the fourth quarter of 2011; (iii) submission of a statutory reserves estimate for Dalniy by 1 February 2011 and (iv) completion of a feasibility study for Tamunier by 1 October 2011. Whilst these conditions are all formally breached, the Company expects these breaches to be cured by 30 September 2012. The Company believes that there is a limited risk of losing title to these licences. The Group has not received any notification of these breaches from regulatory agencies and no sanctions have been applied. The Group maintains regular routine communication with relevant authorities and is confident that these situations will not result in material negative consequences for the Group.
The Group is not in compliance with the following licences: (i) Rogovik (requirements for drilling and trenching for 2009 to 2010 were not been met); (ii) Burgali (trenching volumes for 2010 were not met); and (iii) Svetloye (requirements for drilling and trenching volumes for 2011 were not met). For Rogovik and Burgali, the Company expects the licences to be in cumulative compliance by the end of 2011 and does not expect any material sanctions. For Svetloye, the Company expects the licences to be in compliance by 2013 and does not expect any material sanctions. Except for the breaches mentioned above and in the Additional Information Document, the Group is currently in compliance with its licences.
Contractual obligations and committments
The following table sets out the Group’s material contractual obligations and their maturity as at 30 June 2011:

	Less than
	one year	1-3 years	3-5 years	Over 5 years	Total
	(US$ thousands)
Long-term debt obligations	117,323	541,181	284,158	1,052	943,714
Short-term debt obligations	137,448	—	—	—	137,448
Operating lease obligations(1)	1,795	1,955	1,353	1,762	6,865
Purchase obligations(2)	192,675	8,522	2,218	—	203,416
Notes:

(1)	Future minimum lease payment due under non-cancellable operating lease agreements

(2)	Purchase obligations including capital commitments
The Group has other long-term obligations not included in the table above, including contingent consideration relating to the Kubaka acquisition (where the Group is obligated to pay 2 per cent. of revenue from the deposits acquired as part of the Kubaka acquisition) on an undiscounted basis. Based on the Group’s current assumptions regarding production and gold prices, these long-term obligations total US$41.2 million (on an undiscounted basis).

Directors’ and Senior Management’s interests
Mr. Shestakov has received two loans from Group companies. The first is from JSC Polymetal Management Company and the second is from JSC Polymetal. The total amount of loans outstanding was RUB 9,239,869.17 (RUB 204,054 in respect of the loan from JSC Polymetal Management Company and RUB 9,035,815.17 in respect of the loan from JSC Polymetal) as at 31 September 2011. Mr Trushin has received a loan from JSC Polymetal. The total amount of the loan outstanding was RUB 1,000,000 as at 31 September 2011.
Except for the loans mentioned above, there are no outstanding loans granted by any member of the Group to any Director or any other member of Senior Management, nor has any guarantee been provided by any other member of the Group for their benefit.